Filed by Constellation Energy Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

Commission File No. 333-175162

On August 3, 2011, Constellation Energy hosted a conference call to review its second quarter 2011 earnings results. The following is a transcript and related slides of certain portions of the call relating to the merger with Exelon Corporation.

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC on June 27, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On June 27, 2011, Exelon filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN

THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus.

*	* * * *

Sandra Brummit—Constellation Energy Group, Inc.—IR

Thank you. Welcome to Constellation Energy’s second-quarter earnings call. We appreciate you being with us this morning. With me here in Baltimore today are Mayo Shattuck, Chairman, President and Chief Executive Officer, and Jack Thayer, Senior Vice President and Chief Financial Officer. Mayo and Jack will provide you their perspectives on our performance for the quarter as well as our expectations for the future. Following their remarks we’ll take your questions.

Please turn your attention to slide 2, a reminder that our comments today will include forward-looking statements which are subject to certain risks and uncertainties. For a complete discussion of these risks we encourage you to read our documents on file with the SEC. Our presentation is being webcast and the slides are available on our website, www.Constellation.com. . . .

Turning to slide 4, we will discuss our pending merging with Exelon during this presentation. In connection with the merger we will mail to our shareholders a joint proxy statement, prospectus and other relevant documents in connection with the proposed merger of Exelon and Constellation Energy. We urge investors to read the joint proxy statement, prospectus and any other relevant documents when they become available because they will contain important information about Exelon, Constellation Energy and the proposed merger. With that I would like to turn the time over to Mayo.

Mayo Shattuck—Constellation Energy Group, Inc.—Chairman, President & CEO

Thank you, Sandra. Good morning, everyone, and thank you for your participation today. Let me take a few minutes to update you on the status of our merger with Exelon. During the quarter we focused on completing the required regulatory filings and commencing the integration planning process. To date all material federal and state regulatory filings have been submitted including the S-4 which was filed with the SEC on June 27. In addition, the schedule for the Maryland PSC proceeding was released to the public on June 28. That proceeding is scheduled to conclude by January 5, 2012 within the 225 days allowed by statute.

As we look ahead we expect to complete a number of key milestones in the third and fourth quarters and receive approvals from various stakeholders continuing into the first quarter of 2012. Once the S-4 is effective we will hold a meeting with our shareholders in the third quarter or early fourth quarter. I commend our employees for remaining focused on safety and our operating objectives as we advance towards the completion of our merger with Exelon to become the nation’s number one competitive energy provider with one of the industry’s cleanest and lowest cost power generation fleets and one of the largest customer bases in the United States.

Jack Thayer—Constellation Energy Group, Inc.—SVP & CFO

. . . Turning to slide 11 and a discussion of our earnings guidance. You’ll note on the slide that we have revised our guidance disclosure to reflect guidance exclusively for 2011 and we are no longer affirming our prior 2012 guidance in light of changes to our plan associated with the pending merger with Exelon. These changes include the deferral of the expected BGE rate case to 2012 with rates expected to be effective in 2013.

In addition, at our generation segment we now expect to divest three coal plants in the Baltimore region. We will also be making decisions about the combined companies’ reporting segments and completing analysis of operating synergies and cost to achieve. Given these and other merger-related impacts on our 2012 operating results, we believe it appropriate at this time to align to Exelon’s disclosure practices and focus our guidance exclusively on 2011. . . .

Q U E S T I O N S  AND  A N S W E R S

. . .

Jay Dobson—Wunderlich Securities—Analyst

Hey, Jack and Mayo, good morning. Could we continue on NewEnergy, just maybe drill a little deeper, sort of what’s supporting your confidence? I hear you on the 80% is already originated, but I think if I add up the dilution from the merger or the acquisitions you made and your comment a moment ago about margin pressure over the last couple of months, a low volatility environment, I’m just struggling. We’ve got a lot of earnings to book in the second half of ‘11 in order to get to a $0.90 to $1.10 number for NewEnergy in 2011. So, anyway, just if you could walk me through the confidence level there?

Jack Thayer—Constellation Energy Group, Inc.—SVP & CFO

Sure. So, Jay, I think one of the attractive elements of the origination pattern of this business is it gives us a good degree of visibility on earnings as we progress through the year. As you may recall in prior calls we spoke to better than expected performance on the wholesale load auction front. So auctions like those that occur in New Jersey, Ohio as well as Maryland. Given that success, a lot of that — of the contribution from those contracts does come in in the latter half of 2011. And I would say being 80% — being 80% effectively — 80% of the backlog already being originated, we have a good degree of confidence in our ability to hit the guidance period.

. . .

Jay Dobson—Wunderlich Securities—Analyst

Got you. And Texas — hold much interest there — as far as expansion?

Mayo Shattuck—Constellation Energy Group, Inc.—Chairman, President & CEO

Yes, StarTex gives us a really nice foothold there. It’s a great model with great people. We’re very impressed with both the founders and the employees we have at that Company. And their presence in Texas has really been sort of a top-drawer customer experience for people. So that’s a good position for us.

Jack Thayer—Constellation Energy Group, Inc.—SVP & CFO

Mayo, just — if I might add, as we think about the combination moving forward with Exelon and combining their combined cycle fleet in Texas with our own, that gives us a nice competitive — load gen balance in the state. And again, with the CSAPR rulings we have seen heat rates gap out there, so there is the potential for some market volatility to drive some margin improvement relative to what we’ve been seeing in the last quarter or two.

Jay Dobson—Wunderlich Securities—Analyst

That’s great. And then Mayo, just lastly on the merger, just give us a little insight into maybe the Maryland discussions with the governor you’ve had and just sort of where we happen — a lot of us watch the filings as they occur, but lots of stuff happens behind the scenes. And was hoping you could give us a little insight into how things are going there.

Mayo Shattuck—Constellation Energy Group, Inc.—Chairman, President & CEO

Well, I guess — I mean I think it’s fair to say that it’s a bit of a quiet summer. Obviously our approach to this merger, for those who followed five years earlier, is substantially different so that the talk and the debate has been largely around an offer that we’ve made up front that I think has been very well received by most of our constituencies. Since we don’t — testimony begins, or I should say depositions begin shortly and then the hearings don’t really take place until the beginning of November. So we’re not really expecting the debate to pick up much at all until we get into that hearing timeframe. But I would say, number one, Exelon has done a very nice job at putting some of their best people on the ground in Maryland and starting the dialogue as our new partner. And I think that the discussions we’ve had have been very constructive to understand what our constituencies are likely to react to. And lastly, I would say that our mix of things offered, in the original offer when we announced the deal, I think has really been well received and touches upon a lot of our constituencies’ interests. So we’re hopeful that when we get into the debate at the PSC that all proceeds pretty well and is recognized.

Jay Dobson—Wunderlich Securities—Analyst

That’s great. Thanks so much.

. . .

Ali Agha—SunTrust Robinson—Analyst

Okay. And last question. Mayo, as the merger approval process continues to go forward you’re spending obviously more time with the Exelon forces while in the integration planning, etc. Any surprise to you so far in the process versus what your original thoughts were going into this combination?

Mayo Shattuck—Constellation Energy Group, Inc.—Chairman, President & CEO

Maybe the surprise was how well I think we all perceive it’s going. I think culturally there are many more similarities than dissimilarities between the two companies. And I think we’ve got a very thoughtful integration planning process underway. Towards the latter part of this year we’re getting into sort of a design phase when we decide on which processes or practices we actually adopt from one side or the other. And I think the dialogue leading up to that has been very, very constructive. So I would say that as the dialogue has increased over these last couple months the level of confidence of its strategic relevance and importance as we build a company that will be the most significant in the competitive markets has become more and more compelling and obvious to people. And I think particularly if you took a constituency like our own sales force, as an example, the merit of matching this generation against the load potential on our side has become more and more apparent. And I think we’re eager to get to the finish line here to see how we operate together. So I feel very good about how the discussion has gone, how people have conducted themselves on both sides and there’s a lot of enthusiasm about it.

. . .

Steve Fleishman—BofA Merrill Lynch—Analyst

Yes, hi, guys. I know you’re not giving stand-alone guidance given the consistency with Exelon and some of these changes. I’m wondering though if you could just comment on whether the guidance when the merger was initially announced, the breakeven ‘12 and 5% plus accretive for ‘13 is still valid?

Jack Thayer—Constellation Energy Group, Inc.—SVP & CFO

So, Steve, those numbers and that guidance is Exelon’s. But as Mayo mentioned, as we’ve gone through the analysis phase and the integration and as we’ve reviewed and vetted some of the synergy numbers that were included in Exelon’s projections, we have gained confidence in those synergies and believe that we will be able to perform roughly in line with Exelon’s description of the combined entity.

Steve Fleishman—BofA Merrill Lynch—Analyst

Okay, thank you.

. . .

Jon Cohen—ISI Group—Analyst

Just a couple quick questions on NewEnergy. Can you talk about to what degree the recent retail acquisitions were predicated on the combination with Exelon? I mean, it seemed like last year you worked pretty hard to go out and acquire generation to match your loan portfolio and it seems like now you’re kind of going the other way. So is that sort of thinking ahead to what the Company will look like when you have Exelon’s generation assets?

Mayo Shattuck—Constellation Energy Group, Inc.—Chairman, President & CEO

Well, actually we’ve been working on these acquisitions before not just months but probably a couple years and with the idea that we needed to create the footprint on the residential side that really mattered. I think we’re feeling very comfortable about our commercial and industrial presence around the country.

But as I said before, from time to time we find some customer portfolio acquisitions that matter, but these two in particular have been on our radar screen for quite some time and in fact had to be cited in the context of our own merger agreement as acquisitions that we had intended to do. And so clearly it had been in our own planning process.

I think the other concept that you’re raising is still very valid in that we felt that on an independent course we’d have to keep adding generation to match that increased load obligation. That was also very much our intent, although recognizing that there’s something a lot more opportunistic associated with buying power plants. And I think that we were very fortunate to be there at the right time with the Boston Generating acquisition. But ultimately I think that the success on the load generation side and all of the things that we have described before that describe and justify why we jumped further towards the end game here with this merger really has an awful lot to do with making sure that this big front end that we’ve developed and our presence around the country has an appropriate match on the generation side. And as we examine that during the course of this whole integration phase I would say we’re feeling very comfortable with how that match works and also helping to identify where the future opportunities are. As Jack alluded to earlier, I think Texas will be a significant one. So this has been in the planning process for quite some time. And, yes, we did have to get permission, so to speak in the context of the merger agreement to make these acquisitions so they were anticipated at that time.

. . .

Angie Storozynski—Macquarie Research—Analyst

And lastly, I mean you mentioned potential expansions in a number of states, among them New Jersey and Ohio. I mean how should we think about it in the context of your merger with Exelon? Exelon doesn’t really have that many assets in those states. So what’s the competitive edge that you have or you will gain following the merger to actually win that load in those states?

Jack Thayer—Constellation Energy Group, Inc.—SVP & CFO

Angie, I think it’s important to remember that Exelon does have plants that are in the eastern part of PJM. And our Constellation expertise is in managing the physical delivery of that power across seams and to more constrained zones. So when you marry the two there’s certainly — we have a history of selling and winning significant load in New Jersey in the BGS auctions. This will, with the Exelon combination, add to our generation and nuclear footprint in those areas. And then again, the Constellation expertise is in managing the — in effect the shaping elements in a very efficient way.

So I would say we feel very, very comfortable with the opportunity to be the low cost provider in New Jersey and other states, particularly when you think about the operating leverage that we have by having almost 1 million customers across an entire retail platform.

Mayo Shattuck—Constellation Energy Group, Inc.—Chairman, President & CEO

Yes, I might just add to that that at the end of the day we believe it is a scale business and there’s scale associated with the infrastructure and the risk management platform, but also things like branding. And I think that, particularly as we get into the residential market, the ability to post in all of these markets with a significant branding presence could be pretty important.

I mean the switching rate has accelerated in the course of the last couple years. I mean Maryland is now at 15.6%, New Jersey is at 6%, Pennsylvania is at 19%, Illinois is just at 1.7%. So we’ve got a lot of room here for quite a while as the adoption curve moves forward in each of these states. If we are present in all these states with a good product offering, with, particularly in the commercial and industrial sector, the breadth of products which we alluded to before has certain scale advantages. But as I said, the residential market is still a bit untested. And I think that we believe we’ve found a way to make money in this business and the real test is going to be how that scale plays itself out with respect to the acquisition and retention of customers. But no doubt, as someone alluded to on the call, that the land grab has started and I think we’ve got a pretty good head start on it.

Angie Storozynski—Macquarie Research—Analyst

Okay, thank you.

. . .

Mayo Shattuck—Constellation Energy Group, Inc.—Chairman, President & CEO

Great. Thank you all for joining us today. And when we meet one quarter from now we’ll have I presume lots of merger and approval type of things to talk about. So we’ll look forward to talking to you then. Thank you.

Constellation Energy
The way energy works.

Shareholder
Maryland Public Service Commission (PSC)
Federal Energy Regulatory Commission (FERC)
Department of Justice (DOJ)
Nuclear Regulatory Commission (NRC)
Federal Communications Commission (FCC)
New York State Public Service Commission (NYPSC)
Public Utility Commission of Texas (PUCT)
Massachusetts Department of Public Utilities (MA DPU)
File
Approve

Merger Process Continues
1
1 See Additional Modeling for detailed filing schedule as of June 28, 2011
Regulatory filings submitted with merger close targeted for Q1 2012
• Merger process
continues to advance
– Completed the S-4
filing and all material
Federal and State
regulatory filings
– Received Maryland
PSC schedule¹
Stakeholder
Q3 Q2 Q4 Q1 12
Exhibit  A

Maryland PSC Procedure Schedule
1
SOURCE:  Filing Schedule as of June 28, 2011
Regulatory filings submitted with merger close targeted for Q1 2012
Maryland PSC Procedural Schedule¹
Significant Events Date of Event
Days After
Application Filed
Filing of Staff, OPC and
Intervenor Testimony
September 16, 2011 114
Filing of Rebuttal
Testimony
October 12, 2011 142
Filing of Surrebuttal
Testimony
October 26, 2011 152
Status Conference October 28, 2011 156
Evidentiary Hearings October 31, 2011
through
November 10, 2011

Public Comment
Hearing
November 29, 2011
Through December 5,
2011

Filing of Initial Briefs December 1, 2011 190
Filing of Reply Briefs December 15, 2011 204
Decision Deadline January 5, 2012 225
Exhibit B